SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §

240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §

240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Akili, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00974B107

(CUSIP Number)

July 2, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

1	NAMES OF REPORTING PERSONS Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

1	NAMES OF REPORTING PERSONS Temasek Life Sciences Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

1	NAMES OF REPORTING PERSONS TLS Beta Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a).	Name of Issuer:

Akili, Inc., a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

71 Commercial Street, Boston, MA 02109

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Temasek Holdings (Private) Limited (“Temasek Holdings”);

(ii)	Fullerton Management Pte Ltd (“FMPL”);

(iii)	Temasek Life Sciences Private Limited (“Temasek Life Sciences”); and

(iv)	TLS Beta Pte. Ltd. (“TLS Beta”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Each of the Reporting Persons:

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

Item 2(c).	Citizenship:

Each of the Reporting Persons: Republic of Singapore

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

00974B107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 0

(b)	Percent of class: 0.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

On May 29, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Virtual Therapeutics Corporation, a Delaware corporation (“Parent”), and Alpha Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), pursuant to which Purchaser commenced a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock of the Issuer (the “Shares”). Following the expiration time of the Offer, Purchaser accepted on July 2, 2024 (the “Effective Time”) all shares of common stock validly tendered pursuant to the Offer at a purchase price of $0.4340 per share, which included all Shares held by the Reporting Persons. Accordingly, as of the Effective Time, each of the Reporting Persons is no longer the beneficial owner of any Shares of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2024		TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Jason Norman Lee
		Name:	Jason Norman Lee
		Title:	Authorized Signatory

Dated: July 5, 2024		FULLERTON MANAGEMENT PTE LTD

	By:	/s/ Gregory Tan
		Name:	Gregory Tan
		Title:	Director

Dated: July 5, 2024		TEMASEK LIFE SCIENCES PRIVATE LIMITED

	By:	/s/ Lim Siew Lee Sherlyn
		Name:	Lim Siew Lee Sherlyn
		Title:	Director

Dated: July 5, 2024		TLS BETA PTE. LTD.

	By:	/s/ Yap Zhi Liang
		Name:	Yap Zhi Liang
		Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of August 26, 2022, by and among Temasek Holdings, FMPL, Temasek Life Sciences and TLS Beta.